                                                                                                                                                                                                                      EXHIBIT 6.2

CONSULTING FEE AGREEMENT

For Use with Financial Investment Opportunities

     This Consulting Fee Agreement (“Agreement”) is entered into between New Horizons Technologies Inc., a Delaware corporation (“Company”), which has its principal place of business at 5575 South Semoran Boulevard, Suite 30, Orlando, FL 32822, and Maui General Store, (“Consultant”) whose principal place of business is PO Box 297, Hana, Maui, Hawaii 96713. This Agreement is effective as of January 14, 2003 (“Effective Date”).

Background

     The  company is seeking financial investment opportunities for its business. Under the terms and conditions of this Agreement, Consultant will assist the Company with such transactions.

Agreement

     Based upon the above background and the mutual covenants below, the parties hereby agree as follows:

1. Definitions. As used in this Agreement, the following terms have the following meanings:

     “Consideration” means the total proceeds and other consideration received by the Company and/or its equity holders in consideration for financial investment opportunities, including cash, notes, securities, and other property. The Company’s Board of Directors, which determination shall be final and binding, shall determine the value of any non-cash consideration received by the Company.

     “Prospect” means, a person or entity located and identified primarily by Consultant during the term of this Agreement, as a potential party to a Transaction with the Company, that is approved by the Company as a Prospect.

     "Transaction" means Financial Investment Opportunity.

2. Services by Consultant:

     a. Location of Prospects. During the Term of this Agreement, Consultant will use his best efforts to locate and identify Prospects. Prior to approaching any proposed Prospect, Consultant will request and obtain approval from the Company to approach the proposed Prospect, via FAX, e-mail, or other written form. Company reserves the right to withhold approval to approach a proposed Prospect identified by Consultant if the Company has a prior business relationship or connection with such proposed Prospect or if another consultant is currently qualifying the same such proposed Prospect. Company also reserves the right to terminate discussions with Consultant’s Prospect at any time, at its discretion. Consultant will not provide any proposed Prospect with the Company’s business plan, or any other confidential information concerning the Company, unless Company approves the Prospect and the Consultant has either obtained a signed Confidentiality — Non-Disclosure / Non-Circumvention Agreement from such Prospect, or the Company has indicated in writing that the Company will not require such an agreement from such Prospect. In connection with locating Prospects for Financial Investment Opportunities, 1) Consultant will not use any means of public solicitation, and 2) Consultant will solicit only persons and entities that at the discretion of the Company as provided in Section 2. Any marketing concepts, product improvements, and other ideas relating to Company’s products or business that are proposed or suggested to the Company by consultant during the term of this Agreement shall be the exclusive property of Company and Consultant shall not retain any rights therein.

7. Compliance With Law. Consultant shall obtain all licenses and permits that may be required in connection with his activities under this Agreement, and shall comply with all applicable federal state, and local statutes and regulations in connection with such activities.

8. General Provisions.

     a. Independent Contractors. The parties are independent contractors and no agency, partnership, joint venture, or other relationship shall be created or implied by this Agreement.

     b. Assignment. Neither party shall be entitled to assign this Agreement without the prior consent of the other party. The rights and obligations of the parties under this Agreement shall inure to the benefit of, and shall be binding upon, their successors and permitted assigns.

     c. Term. Either party may terminate this Agreement with thirty (30) days written notice.

     d. Amendment and Waiver. This Agreement may not be amended except by a written instrument signed by both parties. No waiver of a breach or default shall be effective unless evidenced by a writing signed by the party entitled to the benefit of the provision breached.

     d. Entire Agreement. This Agreement constitutes the entire agreement of the parties with respect to its subject matter and supersedes all prior agreements or understandings, written or oral, between the parties concerning that subject matter.

     e. Severability. If the application of any provision of this Agreement shall be held to be invalid or unenforceable by any court of competent jurisdiction, then 1) the validity and enforceability of other provisions of this Agreement shall not in any way be affected or impaired thereby, and 2) such provisions shall be reformed without further action by the parties and shall be enforced to the maximum extent permitted.

     f. Notices. All notices under this Agreement must be in writing and shall be deemed given: 1) when personally delivered in person, by fax or by email, or 2) three days after being deposited in the United States mail, sent registered or certified, return receipt requested, or 3) on the next business day if sent by FEDEX or other overnight courier which provides for confirmation of receipt. All notices shall be sent or delivered to a party at its address as first above written. Either party may change its address for notice purposes by notifying the other party of such new address in accordance with the provisions of this Section.

     e. Governing Law. This Agreement shall be construed in accordance with and governed by the laws of the State of Florida.

     f. Venue; Attorney Fees. Any suit or proceeding relating to or arising from this Agreement, or any agreements entered into between the parties in the future, shall bc brought only in a court located in Orange County, State of Florida, and the parties irrevocably submit to the proceeding arising out of or relating to this Agreement shall be awarded costs and reasonable

9. Signatures. For the purpose of binding the parties to this Agreement, their authorized representatives have signed their names below.

Date: January 14, 2003

New Horizons Technologies International, Inc. By: /s/ Karen M. Wilson Karen M. Wilson, President Attest: /s/ Lynn P. Sandford Lynn P. Sandford Printed Name	Maui General Store By: /s/ Richard Miller Richard Miller Signature Richard Miller Printed Name